UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10166

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of

AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP in File 70-10166 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated July 1, 2004 in that file. The order directs that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur. This authority replaces and supersedes authority granted in File Numbers 70-10021 and 70-10088.

This Certificate of Notification reports transactions for the quarter ended March 31, 2005.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27872
FILE NO. 70-10166
FOR THE QUARTER ENDED MARCH 31, 2005

Contents

Item	Description

1	The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.
2	Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.
3
The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

4	The amount and terms of any pollution control refinancing issued pursuant to this order.
5	If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.
6	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Funding LLC or AEP Nonutility Funding LLC or any of the Public Utility Subsidiaries during the quarter.
7	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.
8	Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.
9	The name, parent company and the amount invested in any financing entity during the quarter.
10	A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.
11
With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

12
Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

13	A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.
14	The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.
15
If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.
17
Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that engaged in jurisdictional financing transactions during the quarter.

18
A retained earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

19	Signature page.

Item 1

The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.

None

Item 2

Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.

None

Item 3

The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

Company	Type of Security Sold	Terms of Security	Total Proceeds

Kingsport Power Company Borrowing Limit - $50 million	None		$-
AEP Texas Central Company Borrowing Limit - $600 million	None		-
AEP Texas North Company Borrowing Limit - $250 million	None		-
Southwestern Electric Power Company Borrowing Limit - $600 million	None		-
Wheeling Power Company Borrowing Limit - $50 million	None		-

Item 4

The amount and terms of any pollution control refinancing issued pursuant to this order.

$111,700,000 Matagorda County Navigation District Number One Pollution Control Revenue Refunding Bonds (AEP Texas Central Company Project) Series 2005 A - Due 2030, Variable Interest Rate.

$50,000,000 Matagorda County Navigation District Number One Pollution Control Revenue Refunding Bonds (AEP Texas Central Company Project) Series 2005 B - Due 2030, Variable Interest Rate.

Item 5

If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.

Guarantor	Subsidiary	Amount of Guarantee (in thousands)
AEP	AEP Coal Marketing, LLC	$2,911

Item 6

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Funding LLC or AEP Nonutility Funding LLC or any of the public utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended March 31, 2005
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$25,000	$25,000	$-	2.59%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$25,000	$25,000	$-	2.59%

Item 7

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.

AEP Legal Entity	Date Entered	Settlement Date	Maturity Date	Counter Party	Debt Amount (in millions)	Rate Given to Counterparty	Rate Received by AEP

American Electric Power Company, Inc.	1/19/2005	6/13/2005	6/13/2005	Caylon	$75	3.56%	3.51%
American Electric Power Company, Inc.	1/21/2005	6/13/2005	6/13/2005	West LB	75	3.42%	3.37%
American Electric Power Company, Inc.	3/17/2005	6/13/2005	6/13/2005	RBS	75	3.86%	3.81%
Appalachian Power Company	1/24/2005	6/15/2005	6/15/2015	UBS	25	4.63%	4.63%
Appalachian Power Company	1/28/2005	6/15/2005	6/15/2010	CSFB	25	4.21%	4.21%
Appalachian Power Company	2/4/2005	6/15/2005	6/15/2015	ABN-AMRO	25	4.55%	4.55%
Public Service Company of Oklahoma	2/4/2005	5/17/2005	5/17/2010	BNP	25	4.16%	4.16%

Item 8

Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.

None

Item 9

The name, parent company and the amount invested in any financing entity during the quarter.

None

Item 10

A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

CAPITALIZATION STRUCTURE
(as of March 31, 2005)
($s in thousands)

	Common Equity		Preferred Stock (a)		Long-term Debt		Short-term Debt (b)		Total Capitalization
Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American Electric Pwer Company, Inc.	$8,268,000	39.9%	$61,000	0.3%	$12,359,000	59.7%	$19,000	0.1%	$20,707,000	100.0%
AEP Generating Company	50,247	49.2%	-	0.0%	44,822	43.8%	7,131	7.0%	102,200	100.0%
AEP Texas Central Company	1,265,384	38.3%	5,940	0.2%	1,789,692	54.3%	238,693	7.2%	3,299,709	100.0%
AEP Texas North Company	307,588	49.3%	2,357	0.4%	314,382	50.3%	-	0.0%	624,327	100.0%
Appalachian Power Company	1,548,480	43.6%	17,784	0.5%	1,982,734	55.9%	-	0.0%	3,548,998	100.0%
Columbus Southern Power Company	911,844	48.0%	-	0.0%	987,691	52.0%	-	0.0%	1,899,535	100.0%
Indiana Michigan Power Company	1,103,769	43.8%	8,084	0.3%	1,314,137	52.1%	95,967	3.8%	2,521,957	100.0%
Kentucky Power Company	328,238	39.3%	-	0.0%	507,375	60.7%	-	0.0%	835,613	100.0%
Kingsport Power Company	25,473	51.6%	-	0.0%	20,000	40.5%	3,876	7.9%	49,349	100.0%
Ohio Power Company	1,557,702	43.2%	16,641	0.5%	2,006,718	55.8%	18,702	0.5%	3,599,763	100.0%
Public Service Company of Oklahoma	520,215	46.8%	5,262	0.5%	546,121	49.1%	39,588	3.6%	1,111,186	100.0%
Southwestern Electric Power Company	766,737	48.7%	4,700	0.3%	802,999	51.0%	-	0.0%	1,574,436	100.0%
Wheeling Power Company	36,874	59.6%	-	0.0%	25,000	40.4%	-	0.0%	61,874	100.0%

(a)	Preferred stock includes Cumulative Preferred Stock of Subsidiaries Subject to Mandatory Redemption and Cumulative Preferred Stock Not Subject to Mandatory Redemption.

(b)	Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 11

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended March 31, 2005
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition LLC	$3,879	$-
AEP C&I Company LLC	7,080	-
AEP Coal, Inc.	3,122	25,212
AEP Coal Marketing, LLC	-	37,838
AEP Communications, Inc.	-	4,980
AEP Communications LLC	22,002	2,737
AEP Delaware Investment Company	-	-
AEP Delaware Investment Company II	-	-
AEP Desert Sky GP, LLC	-	-
AEP Desert Sky LP, LLC	20,283	-
AEP Elmwood LLC	431	4,589
AEP EmTech LLC	13,568	-
AEP Energy Services, Inc.	126,493	4,119
AEP Energy Services Ltd.	8,109	-
AEP Energy Services Investments, Inc.	-	-
AEP Energy Services Gas Holding Company	401,580	292,336
AEP Energy Services UK Generation Ltd.	-	-
AEP Fiber Venture LLC	260	20,628
AEP Gas Marketing LP	152,351	98,940
AEP Gas Power GP, LLC	-	2,117
AEP Holdings I CV	-	-
AEP Holdings II CV	-	-
AEP Investments, Inc.	60,213	-
AEP MEMCo LLC	16,527	-
AEP Ohio Retail Energy LLC	-	-
AEP Power Marketing, Inc.	-	-
AEP ProServ, Inc.	-	18,052
AEP Resources, Inc.	316,193	716,229
AEP T&D Services LLC	-	299
AEP Texas C&I Retail GP, LLC	212	-
AEP Texas C&I Retail LP	-	16,535
AEP Texas POLR LLC	1,289	-
C3 Communications, Inc.	247	4,248
C3 Networks GP, LLC	-	-
C3 Networks LP	-	-
C3 Networks & Communications LP	-	-
CSW Development I, Inc.	-	-
CSW Energy, Inc.	-	80,816
CSW Energy Services, Inc.	27,783	1,880
CSW International, Inc.	-	73,066
CSW Power Marketing, Inc.	-	-
CSWE/Fort Lupton, Inc.	-	-
Houston Pipeline Company LP	264,377	271,090
HPL Holdings, Inc.	-	-
Jefferson Island Storage & Hub LLC	-	-
LIG Pipeline Company	-	-
Mutual Energy SWEPCo LP	5,388	-
Mutual Energy LLC	-	6,793
Newgulf Power Venture, Inc.	10	-
NGLE Pushan Power LDC	-	-
NGLE International Ltd.	-	-
NGLE Project Management Company Ltd.	-	-
POLR Power LP	10,140	-
REP General Partner LLC	-	1,299
REP Holdco, Inc.	-	151,793
United Sciences Testing, Inc.	723	-
Ventures Leasing Company LLC	1,238	9,719

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Nonutility Pool
for the Quarter Ended March 31, 2005

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	2.41%	42
Weighted average interest rate for invested funds	2.64%	48

Item 11 (CONTINUED)

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended March 31, 2005
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$45,694	$-
AEP Service Corporation	47,672	158,529
AEP Texas Central Company	238,692	120,937
AEP Texas North Company	-	75,045
Appalachian Power Company	259,813	18,593
Blackhawk Coal Company	-	21,643
Cedar Coal Company	-	16,938
Central Appalachian Coal Company	-	1,942
Central Coal Company	-	558
Colomet Inc.	-	4,491
Columbus Southern Power Company	-	175,187
Conesville Coal Preparation Company	-	3,512
Dolet Hills Lignite Company LLC	4,267	6,615
Franklin Real Estate Company	236	95
Indiana Franklin Realty	35	109
Indiana Michigan Power Company	117,513	-
Kentucky Power Company	-	35,779
Kingsport Power Company	5,703	4,780
Ohio Power Company	-	182,495
Public Service Company of Oklahoma	55,009	-
Simco Inc.	-	522
Southern Appalachian Coal Company	-	10,335
Southwestern Electric Power Company	-	64,909
Wheeling Power Company	-	10,552

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Utility Money Pool
for the Quarter Ended March 31, 2005

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	2.94%	2
Weighted average interest rate for invested funds	2.14%	88

Item 12

Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

None

Item 13

A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	January 10, 2005
U-6B-2	Appalachian Power Company	January 26, 2005

Item 14

The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.

Dividend Paid by	Date Paid	Amount	Dividends Paid to
Diversified Energy Contractors Company, LLC	2/23/2005	$8,000,000	AEP Pro Serv, Inc.
AEP Pro Serv, Inc.	2/23/2005	3,000,000	American Electric Power Company, Inc.
CSW International, Inc.	2/23/2005	62,000,000	AEP Utilities, Inc.

Item 15

If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

None.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

None.

Item 17

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

See the following Balance Sheets previously filed with the SEC as part of AEP's Combined Form 10Q for the quarter ended March 31, 2005:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

Shown below are the Balance Sheets for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
BALANCE SHEET
ASSETS
AS OF MARCH 31, 2005
(in thousands)
(Unaudited)

2005
ELECTRIC UTILITY PLANT
Transmission	$16,446
Distribution	83,913
General	5,150
Construction Work in Progress	843
TOTAL	106,352
Accumulated Depreciation and Amortization	42,415
TOTAL - NET	63,937

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	97
TOTAL	97

CURRENT ASSETS

Cash and Cash Equivalents	81
Accounts Receivable:
Customers	1,937
Affiliated Companies	725
Accrued Unbilled Revenues	1,617
Miscellaneous	11
Materials and Supplies	185
Prepayments	814
Other	225
TOTAL	5,595

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	5,281
Other	156
Deferred Charges	243
Deferred Property Taxes	808
TOTAL	6,488
TOTAL ASSETS	$76,117

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

KINGSPORT POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF MARCH 31, 2005
(in thousands)
(Unaudited)

2005
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized - 500,000 Shares
Outstanding - 410,000 Shares	$4,100
Paid-in Capital	13,800
Accumulated Other Comprehensive Income (Loss)	(2,204)
Retained Earnings	9,777
Total Common Shareholder's Equity	25,473
Long-term Debt-Affiliated	20,000
TOTAL	45,473

CURRENT LIABILITIES
Advances from Affiliates	3,876
Accounts Payable:
General	132
Affiliated Companies	6,334
Customer Deposits	1,962
Taxes Accrued	1,941
Interest Accrued	511
Obligations Under Capital Leases	172
Other	1,098
TOTAL	16,026

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred Income Taxes	11,709
Regulatory Liabilities:
Deferred Investment Tax Credits	501
Asset Removal Costs	174
Deferred Credits	215
Obligations Under Capital Leases	225
Other	1,794
TOTAL	14,618
TOTAL CAPITALIZATION AND LIABILITIES	$76,117

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
ASSETS
AS OF MARCH 31, 2005
(in thousands)
(Unaudited)

2005
ELECTRIC UTILITY PLANT
Transmission	$24,146
Distribution	83,692
General	6,969
Construction Work in Progress	3,477
TOTAL	118,284
Accumulated Depreciation and Amortization	50,296
TOTAL - NET	67,988

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	17
Other	28
TOTAL	45

CURRENT ASSETS

Cash and Cash Equivalents	80
Other Cash Deposits	6
Advances to Affiliates	3,972
Accounts Receivable:
Customers	7,152
Affiliated Companies	447
Accrued Unbilled Revenues	4,592
Miscellaneous	6
Allowance for Uncollectible Accounts	(98)
Materials and Supplies	87
Prepayments	188
Other	195
TOTAL	16,627

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	9,980
SFAS 112 Postemployment Benefits	458
Other	216
Deferred Property Taxes	1,269
Deferred Charges	86
TOTAL	12,009

TOTAL ASSETS	$96,669

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF MARCH 31, 2005
(in thousands)
(Unaudited)

2005
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized and Outstanding - 150,000 Shares	$2,428
Paid-in Capital	15,596
Accumulated Other Comprehensive Income (Loss)	(3,156)
Retained Earnings	22,006
Total Common Shareholder's Equity	36,874
Long-term Debt-Affiliated	25,000
TOTAL	61,874

CURRENT LIABILITIES

Accounts Payable:
General	332
Affiliated Companies	6,733
Customer Deposits	963
Taxes Accrued	4,124
Interest Accrued	73
Obligations Under Capital Leases	152
Other	1,181
TOTAL	13,558

DEFERRED CREDITS AND OTHER LIABILITIES

Deferred Income Taxes	15,437
Regulatory Liabilities:
Asset Removal Costs	294
Deferred Credits	47
Obligations Under Capital Leases	329
Other	5,130
TOTAL	21,237
TOTAL CAPITALIZATION AND LIABILITIES	$96,669

Item 18

A Retained Earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances as of the end of the quarter.

See the following Statements of Common Shareholder's Equity and Comprehensive Income (Loss) previously filed as part of AEP's Combined Form 10Q for the quarter ended March 31, 2005:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Shown below are the Statements of Retained Earnings for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF MARCH 31, 2005
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2004	$9,662
Net Income	1,115
Goodwill Amortization	-
Common Stock Dividends	(1,000)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - March 31, 2005	$9,777

WHEELING POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF MARCH 31, 2005
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2004	$21,275
Net Income	1,981
Goodwill Amortization	-
Common Stock Dividends	(1,250)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - March 31, 2005	$22,006

Item 19

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10166 and in accordance with the terms and conditions of the Commission’s order dated July 1, 2004, permitting said Application-Declaration to become effective.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, American Electric Power Company, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 26th day of May, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation